Exhibit 99.B(h)(2)

SCHEDULE D
TO THE AMENDED AND RESTATED
ADMINISTRATION AND TRANSFER AGENCY AGREEMENT
BETWEEN
SEI TAX EXEMPT TRUST
AND
SEI INVESTMENTS GLOBAL FUNDS SERVICES
DATED AS OF DECEMBER 10, 2003
AS AMENDED MARCH 14, 2007, JUNE 26, 2008, AUGUST 7, 2014 , SEPTEMBER 15, 2014 AND
JANUARY 1, 2017

Portfolios:                                        This Agreement shall apply with respect to all portfolios of the Trust, either now existing or in the future created. The following is a listing of the current portfolios of the Trust (each, a “Fund” and collectively, the “Funds”):

Intermediate-Term Municipal Fund

California Municipal Bond Fund

Massachusetts Municipal Bond Fund

New Jersey Municipal Bond Fund

New York Municipal Bond Fund

Pennsylvania Municipal Bond Fund

Short Duration Municipal Fund

Tax-Advantaged Income Fund

Fees:                                                                    Pursuant to Article 5, the Trust shall pay the Administrator the following fees, at the annual rate set forth below calculated based upon the average daily net assets of each Fund:

Intermediate-Term Municipal, California Municipal Bond, Massachusetts Municipal Bond, New Jersey Municipal Bond, New York Municipal Bond, Pennsylvania Municipal Bond and Short Duration Municipal Funds:

0.200% on the first $1.5 billion of Assets;

0.1775% on the next $500 million of Assets;

0.1550% on the next $500 million of Assets;

0.1325% on the next $500 million of Assets;

0.110% on Assets over $3 billion.

Tax-Advantaged Income Fund:

0.30% on the first $1.5 billion of Assets;

0.2550% on the next $500 million of Assets;

0.210% on the next $500 million of Assets;

0.1650% on the next $500 million of Assets;

0.120% on Assets over $3 billion.

SEI Tax Exempt Trust	SEI Investments Global Funds Services

By:	By:

Name:	Name:

Position:	Position:

[END OF SCHEDULE D]